Exhibit 17.1

FRANK E. MURRARY, M.D.

November 2, 2017

VIA ELECTRONIC MAIL

Mr. Dale Wolf
Chairman of the Board of Directors
Molina Healthcare, Inc.
200 Oceangate, Suite 100
 Long Beach, California 90802

Re:    Resignation

Dear Dale:

I write to inform you that, effective as of November 6, 2017, I have decided to retire as a member of the board of directors of Molina Healthcare, Inc. and the committees to which I have been assigned. I have decided to retire so that I can pursue other activities, and not because of any disagreement with the company on any matter relating to its operations, policies, or practices.

It has been my great honor and pleasure to serve on the board of directors, and to work with the company, its management team, and its employees.  I wish the entire board of directors and the company continued success over the years.

Best Regards,

/s/ Frank E. Murray, M.D.

Frank E. Murray, M.D.